PRICING SUPPLEMENT No. 82 dated August 11, 2026 (To Prospectus Supplement dated February 13, 2026 and Prospectus dated February 13, 2026)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-292881
Wells Fargo & Company Medium-Term Notes, Series AA $1,000,000 Step-Up Callable Notes Notes due August 13, 2038

The notes have a term of 12 years, subject to our right to redeem the notes on the optional redemption dates beginning 1 year after issuance. The notes pay interest semi-annually at a per annum rate that will increase at preset intervals over the term of the notes. However, you should not expect to earn the higher stated interest rates described below because, unless general interest rates rise significantly, the notes are likely to be redeemed. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Terms of the Notes
Issuer:	Wells Fargo & Company (“Wells Fargo”)
Original Offering Price:

$1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary but will not be less than $993.00 per note and will not be more than $1,000 per note. Because the original offering price for eligible institutional investors and investors purchasing the notes in a fee-based advisory account will vary as described in footnote (1) below, the price such investors pay for the notes may be higher than the prices paid by other eligible institutional investors or investors in fee-based advisory accounts based on then-current market conditions and the negotiated price determined at the time of each sale.

Principal Amount:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	August 11, 2026.
Issue Date:	August 13, 2026.
Stated Maturity Date:

August 13, 2038. The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.

Payment at Maturity:

Unless redeemed prior to stated maturity by Wells Fargo, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:	Semi-annually on the 13th day of each February and August, commencing February 13, 2027, and at stated maturity or earlier redemption.
Interest Period:

With respect to an interest payment date, the period from, and including, the immediately preceding interest payment date (or, in the case of the first interest period, the issue date) to, but excluding, that interest payment date.

Interest Rate:

The per annum interest rate that will apply during the interest periods are as follows:

Commencing August 13, 2026 and ending August 12, 2031

5.55%

Commencing August 13, 2031 and ending August 12, 2036

6.00%

Commencing August 13, 2036 and ending August 12, 2038

7.00%

See “Description of Notes—Interest and Principal Payments” and “—Fixed Rate Notes” in the prospectus supplement for a discussion of the manner in which interest on the notes will be calculated, accrued and paid.

Optional Redemption:

The notes are redeemable by Wells Fargo, in whole but not in part, on the optional redemption dates, at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Any redemption may be subject to prior regulatory approval. Wells Fargo will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment.”

Optional Redemption Dates:	Annually on the 13th day of each August, commencing August 13, 2027 and ending August 13, 2037.
Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP Number:	95001DRB8

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” on page PRS-3 herein and “Risk Factors” beginning on page S-5 of the accompanying prospectus supplement.

The notes are unsecured obligations of Wells Fargo, and all payments on the notes are subject to the credit risk of Wells Fargo. If Wells Fargo defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Offering Price(1)	Agent Discount(2)	Proceeds to Wells Fargo
Per Note	$1,000.00	$7.00	$993.00
Total	$1,000,000.00	$5,072.50	$994,927.50

(1)

The original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original offering price for such investors will not be less than $993.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in footnote (2) below. The total offering price in the table above assumes an original offering price of $1,000 per note for each note sold in this offering.

(2)

The agent will receive an agent discount of up to $7.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $7.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. The per note agent discount in the table above represents the maximum agent discount payable per note. The total agent discount in the table above gives effect to the actual proceeds to Wells Fargo. See “Supplemental Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

The notes are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series AA.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated February 13, 2026 and the prospectus dated February 13, 2026 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC websiteiwww.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Prospectus Supplement dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/72971/000183988226009699/seriestaa-424b2_021326.htm

●Prospectus dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/72971/000183988226009692/standalone-424b2_021326.htm

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for investors who:

■seek a fixed income investment that pays interest at an interest rate that will increase at preset intervals over the term of the notes as specified herein, subject to our right to redeem the notes;

■understand that Wells Fargo may redeem the notes on any optional redemption date; and

■are willing to hold the notes until maturity.

The notes may not be an appropriate investment for investors who:

■seek a liquid investment or are unable or unwilling to hold the notes to maturity;

■expect interest rates to increase beyond the interest rates provided by the notes;

■prefer the certainty of investments without an optional redemption feature; or

■are unwilling to accept the credit risk of Wells Fargo.

The considerations identified above are not exhaustive. Whether or not the notes are an appropriate investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the appropriateness of an investment in the notes in light of your particular circumstances. You should also review carefully the “Risk Factors” herein for risks related to an investment in the notes.

PRS-2

SELECTED RISK CONSIDERATIONS

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below and the “Risk Factors” section of the accompanying prospectus supplement as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will increase to preset rates at scheduled intervals during the term of the notes, the interest rate that will apply at any time on the notes may be more or less than prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Applicable At A Particular Time Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. If we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

The Step-Up Feature Presents Different Investment Considerations Than Fixed Rate Notes.

The interest rate payable on the notes during their term will increase from the initial interest rate, subject to our right to redeem the notes. If we do not redeem the notes, the interest rate will step up as described herein. You should not expect to earn the higher stated interest rates because, unless general interest rates rise significantly, the notes are likely to be redeemed prior to the stated maturity date. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to redemption as compared to other equivalent investment alternatives rather than the higher stated interest rates.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The notes have a relatively long term to maturity, subject to our right to redeem the notes on the optional redemption dates. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

Holders Of The Notes Have Limited Rights Of Acceleration.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

Risks Relating To An Investment In Wells Fargo’s Debt Securities, Including The Notes

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

Our Ability To Service Our Debt, Including The Notes, May Be Limited By The Results Of Operations Of Our Subsidiaries And Certain Contractual Arrangements.

PRS-3

The Resolution Of Wells Fargo Under The Orderly Liquidation Authority Could Result In Greater Losses For Holders Of Our Debt Securities, Including The Notes, Particularly If A Single-Point-Of-Entry Strategy Is Used.

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

Risks Relating To The Value Of The Notes And Any Secondary Market

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the interest rates provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

●Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.

●Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether we exercise our option to redeem the notes, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

PRS-4

Risk Relating To Conflicts Of Interest

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, if any, and this projected hedging profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

PRS-5

UNITED STATES FEDERAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments for U.S. federal income tax purposes.

Based on representations provided by us, the issue price of the notes for U.S. federal income tax purposes should be equal to their stated principal amount, and therefore the notes should not be treated as issued with original issue discount (“OID”), subject to the discussion set forth under “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—General—Original Issue Discount” regarding the treatment under the OID rules of debt instruments that are subject to early redemption in the accompanying prospectus supplement.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for more information.

PRS-6

SUPPLEMENTAL PLAN OF DISTRIBUTION

The original offering price is $1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The original offering price for such investors will not be less than $993.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in the next paragraph.

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of $1,000 per note less a concession not in excess of the agent discount. Such securities dealers may include Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC). Wells Fargo Securities LLC will receive an agent discount of up to $7.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $7.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

PRS-7

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Wells Fargo, when the notes offered by this pricing supplement have been issued by Wells Fargo pursuant to the indenture, the trustee has made, in accordance with the instructions of Wells Fargo, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”) identifying such notes as supplemental obligations thereunder, and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of Wells Fargo, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to Wells Fargo, the indenture, the master note and the notes (the indenture, the master note and the notes referred to collectively as the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated January 22, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by Wells Fargo on January 22, 2026.

PRS-8